November 21, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Regentis Biomaterials Ltd. Registration Statement on Form F-1, originally filed November 4, 2022 (File No. 333- 268169), as amended

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Regentis Biomaterials Ltd., a company organized under the laws of the State of Israel (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form F-1 (File No. 333- 268169), as amended, together with all exhibits thereto (as amended, the “Registration Statement”), because the Registrant has elected to abandon the offering described therein.

The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, David Huberman of Greenberg Traurig, P.A., at (312) 364-1633. We also respectfully request that a copy of the Commission’s order granting withdrawal of the Registration Statement be sent to David Huberman at David.Huberman@gtlaw.com. Thank you for your assistance.

Sincerely,

Regentis Biomaterials Ltd.

By:	/s/ Dr. Eli Hazum
Dr. Eli Hazum Chief Executive Officer